

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2011

Daniel F. Sansone, EVP & CFO
Vulcan Materials Company
1200 Urban Center Drive
Birmingham, Alabama 35242

      Re: **Vulcan Materials Company**
              Form 10-K for Fiscal Year Ended December 31, 2010
              Filed February 28, 2011
              File No.: 1-33841

Dear Mr. Sansone:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                  Sincerely,

                                  /s/ Brad Skinner

                                  Brad Skinner
                                  Senior Assistant Chief Accountant